Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

TABLE OF CONTENTS

Page

Condensed Consolidated interim Statements of Financial Position	F-2

Condensed Consolidated interim Statements of Profit or Loss and Other Comprehensive Income	F-3

Condensed Consolidated interim Statements of Changes in Equity	F-4 - F-5

Condensed Consolidated interim Statements of Cash Flows	F-6 - F-7

Notes to the Interim Consolidated Financial Statements	F-8 - F-13

- - - - - - - - - - -

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	As of		As of
	March 31,		December 31,
	2026	2025	2025
	Unaudited
	U.S. Dollars in Thousands
Assets
Current Assets
Cash and cash equivalents	$32,922	$76,250	$75,469
Short-term investments	40,225	-	-
Trade receivables, net	36,515	27,876	27,007
Other accounts receivables	4,136	6,016	5,656
Inventories	85,437	78,358	84,943
Total Current Assets	199,235	188,500	193,075

Non-Current Assets
Property, plant and equipment, net	41,463	37,406	41,367
Right-of-use assets	8,908	9,539	8,900
Intangible assets and other long-term assets	95,676	101,422	97,511
Goodwill	30,313	30,313	30,313
Contract assets	7,426	7,925	7,544
Total Non-Current Assets	183,786	186,605	185,635
Total Assets	$383,021	$375,105	$378,710
Liabilities
Current Liabilities
Current maturities of lease liabilities	$2,198	$1,780	$2,121
Current maturities of other long term liabilities	10,643	10,889	9,923
Trade payables	21,938	24,854	23,242
Other accounts payables	24,930	19,319	12,108
Deferred revenues	67	205	-
Total Current Liabilities	59,776	57,047	47,394

Non-Current Liabilities
Lease liabilities	9,443	9,318	9,440
Contingent consideration	20,910	21,216	20,372
Other long-term liabilities	29,925	32,990	30,113
Deferred taxes	2,866	2,061	1,651
Employee benefit liabilities, net	714	516	670
Total Non-Current Liabilities	63,858	66,101	62,246

Shareholder’s Equity
Ordinary shares	15,078	15,074	15,078
Additional paid in capital net	268,360	268,160	268,283
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(6)	(117)	177
Capital reserve from share-based payments	6,434	5,266	5,711
Capital reserve from employee benefits	374	372	385
Accumulated deficit	(27,363)	(33,308)	(17,074)
Total Shareholder’s Equity	259,387	251,957	269,070
Total Liabilities and Shareholder’s Equity	$383,021	$375,105	$378,710

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2026	2025	2025
	Unaudited
	U.S. Dollars in Thousands
Revenues from proprietary products	$36,227	$40,017	$156,206
Revenues from distribution	9,013	4,001	24,254

Total revenues	45,240	44,018	180,460

Cost of revenues from proprietary products	18,202	19,738	83,928
Cost of revenues from distribution	7,922	3,531	20,125

Total cost of revenues	26,124	23,269	104,053

Gross profit	19,116	20,749	76,407

Research and development expenses	2,181	4,246	12,995
Selling and marketing expenses	4,753	4,510	18,455
General and administrative expenses	5,229	4,198	18,724
Other expenses	-	-	-
Operating income (loss)	6,953	7,795	26,233

Financial income	425	534	1,921
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(261)	251	(1,171)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(1,538)	(1,775)	(2,652)
Financial expenses	(188)	(192)	(864)
Income before tax on income	5,391	6,613	23,467
Taxes on income	(1,259)	(2,649)	(3,269)

Net Income (loss)	$4,132	$3,964	$20,198

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	90	(114)	1,069
Net amounts transferred to the statement of profit or loss for cash flow hedges	(273)	(54)	(943)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	(11)	8	21
Total comprehensive income (loss)	$3,938	$3,804	$20,345

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.07	$0.07	$0.35
Diluted net earnings per share	$0.07	$0.07	$0.35

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

		Additional	Capital reserve due to translation to	Capital reserve	Capital reserve from share	Capital reserve from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in Thousands
Balance as of January 1, 2026 (audited)	$15,078	$268,283	$(3,490)	$177	$5,711	$385	$(17,074)	$269,070
Net income	-	-	-	-	-	-	4,132	4,132
Other comprehensive income (loss), net of tax	-	-	-	(183)	-	(11)	-	(194)
Total comprehensive income (loss)	-	-	-	(183)	-	(11)	4,132	3,938
Exercise and forfeiture of share-based payment into shares	-	77	-	-	(77)	-	-	-
Cost of share-based payment	-	-	-	-	800	-	-	800
Dividend declared ($0.25 per share)	-	-	-	-	-	-	(14,421)	(14,421)
Balance as of March 31, 2026	$15,078	$268,360	$(3,490)	$(6)	$6,434	$374	$(27,363)	$259,387

		Additional	Capital reserve due to translation to	Capital reserve	Capital reserve from share	Capital reserve from
	Share	paid in	presentation	from	based	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S. Dollars in Thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	3,964	3,964
Other comprehensive income (loss), net of tax	-	-	-	(168)	-	8	-	(160)
Total comprehensive income (loss)	-	-	-	(168)	-	8	3,964	3,804
Exercise and forfeiture of share-based payment into shares	46	1,227	-	-	(1,227)	-	-	46
Cost of share-based payment	-	-	-	-	177	-	-	177
Dividend declared ($0.20 per share)	-	-	-	-	-	-	(11,534)	(11,534)
Balance as of March 31, 2025	$15,074	$268,160	$(3,490)	$(117)	$5,266	$372	$(33,308)	$251,957

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from share based	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in Thousands
Balance as of January 1, 2025 (audited)	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income	-	-	-	-	-	-	20,198	20,198
Other comprehensive income (loss), net of tax)	-	-	-	126	-	21	-	147
Total comprehensive income (loss)	-	-	-	126	-	21	20,198	20,345
Exercise and forfeiture of share-based payment into shares	50	1,450	-	-	(1,450)	-	-	50
Cost of share-based payment	-	-	-	-	845	-	-	845
Dividend declared ($0.20 per share)	-	-	-	-	-	-	(11,534)	(11,534)
Income tax impact associated with issuance of shares	-	(100)	-	-	-	-	-	(100)
Balance as of December 31, 2025	$15,078	$268,283	$(3,490)	$177	$5,711	$385	$(17,074)	$269,070

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Three months period		Year Ended
	Ended March 31,		December 31,
	2026	2025	2025
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Operating Activities
Net income	$4,132	$3,964	$20,198

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,851	3,611	14,918
Financial expenses, net	1,562	1,182	2,766
Cost of share-based payment	800	175	845
Taxes on income	1,259	2,649	3,269
Gain from sale of property and equipment	-	(8)	(8)
Change in employee benefit liabilities, net	31	16	183
	7,503	7,625	21,973
Changes in asset and liability items:

Increase in trade receivables, net	(9,757)	(6,557)	(5,407)
Decrease (increase) in other accounts receivables	1,288	(671)	(535)
Decrease (increase) in inventories	(494)	461	(6,124)
Decrease in deferred expenses	119	94	475
Decrease in trade payables	(1,446)	(3,748)	(6,870)
Increase (decrease) in other accounts payables	(1,897)	(2,044)	950
Increase (decrease) in deferred revenues	67	34	(171)
	(12,120)	(12,431)	(17,682)
Cash received (paid) during the period for:

Interest paid	(187)	(176)	(864)
Interest received	425	534	1,921
Taxes paid	(44)	(29)	(56)
	194	329	1,001

Net cash provided by (used in) operating activities	$(291)	$(513)	$25,490

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Three months period		Year Ended
	Ended March, 31		December 31,
	2026	2025	2025
	Unaudited	Unaudited
	U.S. Dollars in Thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(973)	$(1,468)	$(9,846)
Investment in short term investments, net	(40,225)	-	-
Proceeds from sale of property and equipment	-	8	8
Net cash used in investing activities	(41,198)	(1,460)	(9,838)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	-	46	50
Repayment of lease liabilities	(389)	(14)	(972)
Dividends Paid	-	-	(11,534)
Repayment of other long-term liabilities	(467)	(325)	(5,889)
Net cash used in financing activities	(856)	(293)	(18,345)

Exchange differences on balances of cash and cash equivalent	(202)	81	(273)

Decrease in cash and cash equivalents	(42,547)	(2,185)	(2,966)

Cash and cash equivalents at the beginning of the period	75,469	78,435	78,435

Cash and cash equivalents at the end of the period	$32,922	$76,250	$75,469

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$439	$352	$1,221
Purchase of property and equipment and Intangible assets	$683	$1,103	$2,523

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B® , as well as KAMRAB® and two equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel and the MENA region through in-licensing partnerships including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

In November 2021, the Company acquired, pursuant to an Asset Purchase Agreement, CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

In accordance with an agreement with Takeda Pharmaceuticals Company Limited (“Takeda”), starting from the first quarter of 2022, Takeda pays the Company royalties on sales of GLASSIA manufactured by Takeda in the United States and, commencing in 2024, in Canada, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each year from 2022 to 2040. The Company will also be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999.

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.

Distribution	Distribute imported drug products in Israel and MENA region, which are manufactured by third parties.

The Company has four wholly-owned subsidiaries – Kamada Inc., Kamada Plasma LLC (wholly owned by Kamada Inc.), KI Biopharma LLC and Kamada Ireland Limited. In addition, the Company owns 74% of Kamada Assets Ltd. (“Kamada Assets”).

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 2:- Material Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Forthcoming requirements

Presentation and Disclosure in Financial Statements – IFRS 18

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit and loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals for “operating profit or loss,” profit or loss before financing income and taxes” and “profit or loss” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements. As of March 31, 2026, the Company does not have impact on its financial statement.

Note 3:- Significant events in the reporting period

On March 11, 2026, the company announced that its Board of Directors has declared a special cash dividend of $0.25 (NIS 0.77) per share on the Company’s common stock (totaling $14,421 thousands). The special cash dividend was paid on April 7, 2026, to shareholders of record at the close of business on March 23, 2026.

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.

Distribution	Distribute imported drug products in Israel and MENA region, which are manufactured by third parties.

b.	Reporting on operating segments:

	Three months period ended March 31, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited

Revenues	$36,227	$9,013	$45,240
Gross profit	$18,025	$1,091	$19,116
Unallocated corporate expenses			(12,163)
Finance expenses, net			(1,562)
Income before taxes on income			$5,391

	Three months period ended March 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Revenues	$40,017	$4,001	$44,018
Gross profit	$20,279	$470	$20,749
Unallocated corporate expenses			(12,954)
Finance expenses, net			(1,182)
Income before taxes on income			$6,613

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments (cont.):

	Year Ended December 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Revenues	$156,206	$24,254	$180,460
Gross profit	$72,278	$4,129	$76,407
Unallocated corporate expenses			(50,174)
Finance expenses, net			(2,766)
Income before taxes on income			$23,467

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2026
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$22,106	$-	$22,106
Israel	3,155	9,013	12,168
Latin America	4,792	-	4,792
Canada	3,315	-	3,315
Asia	548	-	548
Europe	1,743	-	1,743
Other	568		568
	$36,227	$9,013	$45,240

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

c.	Reporting on operating segments by geographic region: (cont.)

	Three months period ended March 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$30,157	$-	$30,157
Israel	1,353	4,001	5,354
Canada	4,611	-	4,611
Asia	3,036	-	3,036
Latin America	790	-	790
Europe	70	-	70
	$40,017	$4,001	$44,018

	Year ended December 31, 2025
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A	$99,644	$-	$99,644
Israel	5,309	24,254	29,563
Latin America	24,223	-	24,223
Canada	10,805	-	10,805
Europe	9,449	-	9,449
Asia	6,720	-	6,720
Others	56	-	56
	$156,202	$24,254	$180,456

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 5:- Financial Instruments

Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2	Level 3
	U.S Dollars in thousands
March 31, 2026
Derivatives instruments	$-	$7	$-
Contingent consideration	$-	$-	$(23,776)

March 31, 2025
Derivatives instruments	-	$(154)	$-
Contingent consideration	$-	$-	$(24,216)

December 31, 2025
Derivatives instruments	$-	$197	$-
Contingent consideration	$-	$-	$(23,237)

During the three months ended on March 31, 2026, there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 6:- Subsequent events

With respect to a dividend payment made on April 7, 2026 please refer to Note 3 above.